UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2006

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises copies the of following press releases entitled:

-   “Philips completes acquisition of Witt biomedical corporation”, dated
April 27, 2006;
-  “Philips previews its world class support program for 2006 FIFA World
CupTM”, dated May 04, 2006;
-  “Philips announces U.S. commercial launch of Motiva – a TV-based platform for remote patient management”, dated May 08, 2006;
-  “Philips to acquire mother & baby care products company, Avent Holdings”, dated May 23, 2006;
-  “Philips CEO updates market at J.P. Morgan Conference”, dated May 24, 2006;

-  “Philips updates markets on Medical Systems business in meeting with financial analysts” dated May 31, 2006;
-  “Philips lights up the Reichstag in Berlin during the 2006 FIFA World
CupTM” , dated June 02, 2006;
-  “Philips CFO updates market at Credit Suisse Annual European Technology
Conference”, dated June 02, 2006;
-  “Philips completes the merger of Mobile Display Systems with Toppoly”, dated
June 06, 2006;
- “Philips inaugurates Asia Pacific’s first Medical Learning Centre”, dated
June 07, 2006;
- “Philips completes transfer of optical pick-up unit Arima Devices”, dated
June 07, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of June
2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: 06/14/2006	By:	G.J. Kleisterlee
	Name:	G.J. Kleisterlee
	Title:	President, Chairman of the Board of Management

Koninklijke Philips Electronics N.V.

Date: 06/14/2006	By:	P.J. Sivignon
	Name:	P.J. Sivignon
	Title:	Chief Financial Officer, Member of the Board of Management

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release
99.10	Press release
99.11	Press release
99.2	Press release
99.3	Press release
99.4	Press release
99.5	Press release
99.6	Press release
99.7	Press release
99.8	Press release
99.9	Press release